Management’s Discussion and Analysis

Exhibit 99.2

MOGO INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2024

DATED: MARCH 20, 2025

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Management’s Discussion and Analysis

Table of Contents

Caution Regarding Forward-looking Statements	4

Company Overview	5

Business Developments	5

Financial Highlights	7

Financial Outlook	9

Financial Performance Review	10

Non-IFRS Financial Measures	14

Results of Operations	17

Liquidity and Capital Resources	29

Risk Management	33

Critical Accounting Estimates	33

Changes in Accounting Policies	34

Controls and Procedures	34

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Management’s Discussion and Analysis

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is current as of March 20, 2025, and presents an analysis of the financial condition of Mogo Inc. and its subsidiaries (collectively referred to as “Mogo” or the “Company”) as at and for the three months and year ended December 31, 2024 compared with the corresponding periods in the prior year. This MD&A should be read in conjunction with the Company’s audited annual consolidated financial statements and the related notes thereto for the year ended December 31, 2024. The financial information presented in this MD&A is derived from our audited annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”)as issued by the International Accounting Standards Board (“IASB”). The Company was continued under the Business Corporations Act (British Columbia) on June 21, 2019, in connection with the business combination with Mogo Finance Technology Inc. (“Mogo Finance”). The transaction was accounted for as a business combination, with Mogo Finance as the accounting acquirer. Accordingly, the consolidated financial statements and this MD&A reflect the continuing financial statements of Mogo Finance.

This MD&A is the responsibility of management. The board of directors of Mogo (the “Board”) has approved this MD&A after receiving the recommendation of the Company’s Audit Committee, which is comprised exclusively of independent directors, and the Company’s Disclosure Committee.

Unless otherwise noted or the context indicates otherwise “we”, “us”, “our”, the “Company” or “Mogo” refer to Mogo Inc. and its direct and indirect subsidiaries. The Company presents its consolidated financial statements in Canadian dollars. Amounts in this MD&A are stated in Canadian dollars unless otherwise indicated.

This MD&A may refer to trademarks, trade names and material which are subject to copyright, which are protected under applicable intellectual property laws and are the property of Mogo. Solely for convenience, our trademarks, trade names and copyrighted material referred to in this MD&A may appear without the ® or © symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, trade names and copyrights. All other trade‑marks used in this MD&A are the property of their respective owners.

The Company’s continuous disclosure materials, including interim filings, audited annual consolidated financial statements, annual information form and annual report on Form 20-F can be found on SEDAR+ at www.sedarplus.com, with the Company’s filings with the United States Securities and Exchange Commission at www.sec.gov, and on the Company’s website at www.mogo.ca.

This MD&A makes reference to certain non‑IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as additional information to complement the IFRS financial measures contained herein by providing further metrics to understand the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non‑IFRS financial measures, including adjusted EBITDA, adjusted net income (loss) and cash provided by (used in) operating activities before investment in gross loans receivable, to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We also use non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. See “Key Performance Indicators” and “Non‑IFRS Financial Measures”.

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Management’s Discussion and Analysis

Caution Regarding Forward-Looking Statements

This MD&A contains forward‑looking statements that relate to the Company’s current expectations and views of future events. In some cases, these forward‑looking statements can be identified by words or phrases such as “outlook”, “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict” or “likely”, or the negative of these terms, or other similar expressions intended to identify forward‑looking statements. The Company has based these forward‑looking statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs. These forward‑looking statements include, among other things, statements relating to the Company’s expectations (including our financial outlook) regarding its revenue, expenses and operations, key performance indicators, provision for loan losses (net of recoveries), anticipated cash needs and its need for additional financing, completion of announced transactions, funding costs, ability to extend or refinance any outstanding amounts under the Company’s credit facility, ability to protect, maintain and enforce its intellectual property, plans for and timing of expansion of its product and services, future growth plans, ability to attract new members and develop and maintain existing customers, ability to attract and retain personnel, expectations with respect to advancement of its product offering, competitive position and the regulatory environment in which the Company operates, anticipated trends and challenges in the Company’s business and the markets in which it operates, third‑party claims of infringement or violation of, or other conflicts with, intellectual property rights, the resolution of any legal matters, and the acceptance by the Company’s consumers and the marketplace of new technologies and solutions.

Forward-looking statements, including our financial outlook, are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate and are subject to risks and uncertainties. Although we believe that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and we cannot assure that actual results will be consistent with these forward-looking statements. Our financial outlook is intended to provide further insight into our expectations for results in 2025 and may not be appropriate for other purposes. This outlook involves numerous assumptions, particularly around member growth and take up of products and services, and we believe it is prepared on a reasonable basis reflecting management’s best estimates and judgements. However, given the inherent risks, uncertainties and assumptions, any investors or other users of this document should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors that are discussed in greater detail in the “Risk Factors” section of the Company’s current annual information form available at www.sedarplus.com and at www.sec.gov, which risk factors are incorporated herein by reference.

The forward-looking statements made in this MD&A relate only to events or information as of the date of this MD&A and are expressly qualified in their entirety by this cautionary statement. Except as required by law, we do not assume any obligation to update or revise any of these forward-looking statements to reflect events or circumstances after the date of this MD&A, including the occurrence of unanticipated events. An investor should read this MD&A with the understanding that our actual future results may be materially different from what we expect.

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Management’s Discussion and Analysis

Company Overview

Mogo Inc. is a financial technology company with three distinct business lines: wealth, lending, and payments. Our mission is to provide consumers with innovative financial solutions that drive long-term financial health and success. We operate with a differentiated approach in each business, leveraging technology, behavioral science, and financial tools to create unique value propositions in our respective markets. Our wealth and lending businesses are focused on the Canadian market, where we are the only subprime consumer lender that also offers a holistic wealth and investing solution. This unique integration is designed to help consumers transition from borrowing and debt to long-term wealth building. Separately, our payments business is operated through Carta Worldwide, a wholly owned subsidiary that provides modern card issuing and processing solutions, primarily in Europe.

Mission

Mogo’s mission is to make it simple and engaging for Canadians to achieve financial freedom while also making the world a better place.

The following key corporate changes, transactions and material contracts are referred to, and assist in understanding this MD&A:

Business Developments

•
In February 2025, Mogo amended its senior secured credit facility with funds managed by affiliates of Fortress Investment Group LLC. The amended facility extends the maturity date by three years, until January 2, 2029, and reduces the interest rate by 100 basis points from 8% plus SOFR, to 7% plus SOFR.
•
Beginning with fiscal 2024, Mogo has introduced additional disclosure to break down its subscription and services revenue into three components:
▪
Wealth revenue
▪
Payments revenue
▪
Other subscription and services revenue.

Wealth revenue includes Mogo’s Intelligent Investing suite of products, including Moka and the Mogo trading app, while Payments revenue consists of the transactional processing revenue of Carta Worldwide. The introduction of this additional disclosure reflects the increasing scale of Mogo’s wealth and payments businesses, and management’s expectation that they will be key drivers of future revenue growth.

•
Subsequent to year end, Mogo exited its institutional brokerage business, as part of management’s strategic focus on eliminating sub-scale revenue streams and prioritizing higher margin offerings. The institutional brokerage business contributed $1.6 million and $5.3 million of revenue for the three months and year ended December 31, 2024, respectively, with a negligible operating margin. These revenues are reported within other subscription and services revenue.
•
Effective January 1, 2025, Mogo is subject to new legislation in Canada that reduces the maximum allowable interest rate to 35% APR, as previously communicated. Additionally, subsequent to year-end, the U.S. government announced new tariffs on imported goods which could have a negative impact on the Canadian economy and increase macroeconomic uncertainty. As a result of these factors, Mogo anticipates taking a more cautious approach to loan originations and expects a decrease in overall interest revenue in 2025. Refer to our revised financial outlook.
•
Subsequent to year end, Mogo monetized $1.7 million of marketable securities and $0.7 million of its investment portfolio

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Management’s Discussion and Analysis

•
In Q4 2024, Mogo enhanced its wealth management offerings with several key product improvements, including the following:
▪
Introduced our new Intelligent Investing brand and website launch, which brings our Moka and MogoTrade products together under the same bundled offering.
▪
Integrated the FinChat Pro desktop solution into our Intelligent Investing membership, enabling subscribers to access comprehensive market and company research more efficiently to gain an informational and analytical edge in their investing.
▪
Leveraged artificial intelligence technology to elevate our customer support experience across the Company's wealth products.
▪
Introduced a youth-focused subscription tier for new members under the age of 24, providing access to our wealth building tools at a reduced rate to encourage early investment habits for the younger generation.
•
In July 2024, Mogo announced an exclusive partnership with Thomas Lee and FS Insight LLC ("FSI"), a market-leading, independent research firm within Fundstrat Global Advisors, to provide members of the Company’s digital wealth platform, Mogo and Moka, with exclusive access to research and related products and services produced by FSI. Mogo and Moka users will have access to exclusive interviews and webinars produced by FSI as well as a broad array of subscription-based research.
•
In June 2024, Mogo announced a new strategic partnership with Postmedia Network Inc. ("Postmedia"), Canada’s largest news media company, to create a go-to educational wealth content channel for Canadians. This new partnership will leverage Postmedia's reach of approximately 17.8 million Canadians each month. As part of this partnership Mogo issued 500,000 warrants to Postmedia.
•
In March 2024, the Company announced the launch of Moka.ai, the next generation of its wealth-building app with significant updates and enhancements designed to help the next generation of Canadians get on a real path to becoming millionaires and achieving financial freedom.
•
In February 2024, Mogo completed a strategic agreement to transition to Snowflake as the sole data warehouse for its wealth and lending platforms. This aligns with Mogo’s objective to deploy new Artificial Intelligence (AI) applications in wealth.
•
On July 10, 2023, Mogo announced the closing of the previously announced business combination (the "WonderFi Transaction") between Coinsquare Ltd. (“Coinsquare”), CoinSmart Financial Inc., and WonderFi Technologies Inc. (TSX: WNDR) (“WonderFi”). Before the execution of the transaction, Mogo received 1.4 million shares of FRNT Financial Inc. and 0.1 million shares of Mogo from Coinsquare. Pursuant to the WonderFi Transaction, Mogo exchanged its 12.5 million shares in Coinsquare for 87.0 million shares of WonderFi. As at December 31, 2024, Mogo was the largest shareholder of WonderFi, the only fully regulated crypto exchange in Canada, with a 13% ownership interest.
•
As of December 31, 2024, the Company has repurchased 1,119,094 common shares since June 2022, representing 4.6% of the Company’s current outstanding common shares under its share buyback program on NASDAQ and its normal course issuer bid on the Toronto Stock Exchange. The Company currently has 24.5 million common shares issued and outstanding.
•
Mogo's digital payment solutions business, Carta Worldwide ("Carta"), processed $3.2 billion of payments volume in Q4 2024 which was up 14% compared to Q4 2023.
•
In Q4 2024, the Company’s assets under management were $428 million, a 22% increase year-over-year.

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Management’s Discussion and Analysis

Financial Highlights

•
Q4 2024 revenue of $18.0 million, increased 5% over the prior year, reflecting the fourth consecutive quarter of year over year growth.
o
Subscription and services revenue increased by 11%, driven by growth in wealth revenue to $2.9 million, representing a 19% or $0.5 million increase from $2.4 million in the same period last year. Additionally, the Company's payments revenue increased to $2.4 million representing a 27% or $0.5 million increase from $1.9 million in the same period last year.
•
Positive net income of $10.4 million in Q4 2024 compared to a net income of $8.5 million in Q4 2023.
•
Q4 2024 gross profit of $11.4 million (63.1% margin), a decrease of $0.1 million compared to $11.5 million (66.8% margin) in Q4 2023.
•
Total operating expenses for Q4 2024 were $11.5 million, compared to $11.7 million for Q4 2023.
•
Adjusted EBITDA(1) was $2.1 million in Q4 2024, compared with an adjusted EBITDA of $2.7 million in Q4 2023.
•
Adjusted net loss(2) was $0.4 million in Q4 2024 compared to a loss of $0.2 million in Q4 2023.
•
Cash flow from operating activities before investment in gross loans receivable(1) was $4.1 million in Q4 2024, compared to $4.7 million in Q4 2023.
•
Cash flow provided by (used in) operating activities was an inflow of $0.5 million in Q4 2024, compared to cash used in operating activities of ($2.2) million in Q4 2023.
•
Ended Q4 2024 with cash, marketable securities and investment portfolio of $49.1 million. This included combined cash and restricted cash of $11.0 million, marketable securities of $26.1 million and investment portfolio of $12.0 million.

(1)
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.
(2)
Adjusted net income (loss) was redefined in the period to exclude the impact of depreciation and amortization. Historical comparatives have also been restated as a result of the change in definition. See “Non-IFRS Financial Measures” for additional details.

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Management’s Discussion and Analysis

Financial Outlook

The outlook that follows supersedes all prior financial outlook statements made by Mogo, constitutes forward-looking information within the meaning of applicable securities laws, and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond Mogo’s control. Please refer to page 4 for more information on forward-looking statements.

As part of our strategic decision to exit a low-margin institutional brokerage business, we are updating our 2025 guidance. Specifically, our subscription & services revenue, which we had previously expected to grow at a high-single-digit rate, will now decrease by approximately 5-8% on a reported basis. However, when adjusting for the exit of the brokerage business, we expect subscription & services revenue to grow at a mid-to-high single-digit rate.

Within this, we are especially focused on growing our high-margin wealth and payments businesses. Specifically, we anticipate accelerated growth in our wealth business, with revenue expected to increase by 20-25% in 2025, and our payments business is projected to grow in the mid- to-high teens percentages. This strategic shift allows us to focus on two high-growth areas, each within trillion-dollar total addressable markets, positioning us to build meaningful scale in these markets and maximize long-term value for shareholders.

Additionally, interest revenue from our lending business is expected to decrease by approximately 8-10% in 2025, driven by a more cautious approach to lending due to economic uncertainty, particularly the potential impact of US/Canadian tariff disputes. As a result, we expect Adjusted EBITDA1 to be in the range of $5 to $6 million in fiscal 2025, reflecting the impact of lower interest revenue and increased investments in technology and marketing to support strong growth in our key wealth and payments businesses. With this focus on investing in future growth, the Company is no longer focused on generating positive adjusted net income for the year.

(1)
Adjusted EBITDA and adjusted net income (loss) are non-IFRS measures. Management has not reconciled these forward-looking non-IFRS measure to their most directly comparable IFRS measure, net loss before tax. This is because the Company cannot predict with reasonable certainty and without unreasonable efforts the ultimate outcome of certain IFRS components of such reconciliations due to market-related assumptions that are not within our control as well as certain legal or advisory costs, tax costs or other costs that may arise. For these reasons, management is unable to assess the probable significance of the unavailable information, which could materially impact the amount of the future directly comparable IFRS measures.

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Management’s Discussion and Analysis

Financial Performance Review

The following provides insight on the Company’s financial performance by illustrating and providing commentary on its key performance indicators and operating results.

Key Performance Indicators

The key performance indicators that we use to manage our business and evaluate our financial results and operating performance consist of: Mogo members, revenue, subscription and services revenue, net (loss) income, net cash used in operating activities, adjusted EBITDA(1), adjusted net loss(1) and cash provided by (used in) operating activities before investment in gross loans receivable(1). We evaluate our performance by comparing our actual results to prior period results.

The tables below provide the summary of key performance indicators for the applicable reported periods:

	As at
	December 31, 2024	December 31, 2023	Change %
Key Business Metrics
Mogo Members (000s)	2,194	2,110	4%

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2024	December 31, 2023	Change %	December 31, 2024	December 31, 2023	Change %
IFRS Measures
Revenue	$18,042	$17,157	5%	$71,206	$65,221	9%
Subscription and services revenue	11,292	10,187	11%	43,108	38,785	11%
Wealth revenue	2,907	2,446	19%	10,670	9,203	16%
Payments revenue	2,360	1,855	27%	8,634	7,166	20%
Net income (loss)	10,395	8,511	22%	(13,680)	(17,887)	(24)%
Net cash provided by (used in) operating activities	540	(2,199)	(125)%	(1,271)	(9,167)	(86)%
Other Key Performance Indicators(1)
Adjusted EBITDA	2,083	2,743	(24)%	6,649	7,669	(13)%
Adjusted net loss	(449)	(215)	109%	(4,064)	(2,872)	42%
Cash provided by operations before investment in gross loans receivable	4,120	4,676	(12)%	14,539	9,488	53%

(1)
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Mogo members(1)

Our total member base grew to 2,194,000 members as at December 31, 2024, from 2,110,000 members as at December 31, 2023, representing an increase of approximately 4% or 84,000 net members. From Q3 2024, net members increased by 26,000 in Q4 2024. The growth in our member base reflects the continued adoption of our products by new members.

Revenue

Three months ended Q4 2024 vs Q4 2023

Total revenue increased to $18.0 million for the three months ended December 31, 2024 compared to $17.2 million in the same period last year. This represents year over year growth in the Company’s wealth and payments businesses. The increase is primarily due to higher revenue from subscription-related offerings and increased payments revenue.

Year ended 2024 vs 2023

Total revenue increased by 9% to $71.2 million for the year ended December 31, 2024 compared to $65.2 million in the prior year, this increase is attributable to the same reasons noted above as well as and higher average gross receivables driving increased interest revenue.

Subscription and services revenue

Three months ended Q4 2024 vs Q4 2023

Subscription and services revenue increased by 11% to $11.3 million for the three months ended December 31, 2024 compared to $10.2 million in the same period last year. This was driven by growth in wealth revenue to $2.9 million, representing a 19% or $0.5 million increase from $2.4 million in the same period last year. Additionally, the Company's payments revenue increased to $2.4 million representing a 27% or $0.5 million increase from $1.9 million in the same period last year.

Year ended 2024 vs 2023

Subscription and services revenue increased by 11% to $43.1 million for the year ended December 31, 2024 compared to $38.8 million in the prior last year, this increase is attributable to the same reasons noted above.

(1)
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Net income (loss)

Three months ended Q4 2024 vs Q4 2023

Net income was $10.4 million for the three months ended December 31, 2024, which is an increase of $1.9 million compared to net income of $8.5 million in the same period last year. The increase is primarily due to the increase in revenue noted above, as well as a decrease in other non-operating expenses. Net income in the quarter reflects the impact of a $13.8 million gain on our marketable securities in Q4 2024 compared to $13.6 million in the same period last year.

Year ended 2024 vs 2023

Net loss was $13.7 million for the year ended December 31, 2024 compared to $17.9 million which is a decrease in net loss of $4.2 million. The net improvement was partially driven by increased revenue and gross profit in the current period. Additionally, there were higher losses in the prior year period related to impairment and non-operating expenses, net of revaluation gains, which contributed to the variance.

Net cash provided by (used in) operating activities

Three months ended Q4 2024 vs Q4 2023

Net cash provided by operating activities was $0.5 million for the three months ended December 31, 2024, which is an improvement of $2.7 million compared to net cash used in operating activities of ($2.2 million) in the same period last year. The change was primarily due to an increase in revenues, lower net issuance of loans receivable, and more efficient working capital management in the current period.

Year ended 2024 vs 2023

Net cash used in operating activities was $1.3 million for the year ended December 31, 2024 which is a decrease of $7.9 million compared to $9.2 million in prior last year. The decrease was primarily due to the reasons noted above.

Adjusted EBITDA(1)

Three months ended Q4 2024 vs Q4 2023

Adjusted EBITDA was $2.1 million for the three months ended December 31, 2024, which is a decrease of $0.6 million compared to $2.7 million in the same period last year. The Company saw a 5% increase in revenue compared to the prior year which was offset by greater upfront loan provisioning in the current quarter and slightly higher cash operating expenses.

Year ended 2024 vs 2023

Adjusted EBITDA was $6.6 million for the year ended December 31, 2024, which is a decrease compared to $7.7 million in the same period last year. Adjusted EBITDA for the year ended December 31, 2024 decreased primarily due to higher growth expenditures in the year.

(1)
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Adjusted net loss(1)

Three months ended Q4 2024 vs Q4 2023

Adjusted net loss was $0.4 million for the three months ended December 31, 2024, compared to an adjusted net loss of $0.2 million in the same period last year. This increase is due primarily to the factors noted above in adjusted EBITDA, offset by overall lower interest expenses.

Year ended 2024 vs 2023

Adjusted net loss was $4.1 million for the year ended December 31, 2024,which is a $1.2 million increase compared to an adjusted net loss of $2.9 million in the prior year, this increase is due to higher credit facility expense and higher cost of revenue compared to the same period last year, offset by an increase in revenue.

Cash provided by (used in) operating activities before investment in gross loans receivable(1)

Three months ended Q4 2024 vs Q4 2023

Cash provided by operating activities before investment in gross loans receivable was $4.1 million for the three months ended December 31, 2024, which is a $0.6 million decrease compared to $4.7 million in the same period last year. This change was primarily due changes in working capital in the current period related to the timing of vendor payments, offset by an increase in revenues.

Year ended 2024 vs 2023

Cash provided by operating activities before investment in gross loans receivable was $14.5 million for the year ended December 31, 2024, which is a $5.0 million improvement compared to $9.5 million in the prior year. This change was primarily due to an increase in revenues and more efficient working capital management in the current period.

(1)
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Non-IFRS Financial Measures

This MD&A makes reference to certain non-IFRS financial measures. Adjusted EBITDA, adjusted net income (loss) and cash provided by (used in) operating activities before investment in gross loans receivable are non-IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

We use non‑IFRS financial measures to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We believe that securities analysts, investors and other interested parties frequently use non‑IFRS financial measures in the evaluation of issuers.

Our management also uses non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. These non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or as a substitute for an analysis of our results under IFRS. There are a number of limitations related to the use of non‑IFRS financial measures versus their nearest IFRS equivalents. Investors are encouraged to review our financial statements and disclosures in their entirety and are cautioned not to put undue reliance on any non‑IFRS financial measure and view it in conjunction with the most comparable IFRS financial measures. In evaluating these non‑IFRS financial measures, readers should be aware that in the future we will continue to incur expenses similar to those adjusted in these non-IFRS financial measures.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure that we calculate as net (loss) income before tax excluding depreciation and amortization, stock-based compensation, credit facility interest expense, debenture and other financing expense, accretion related to debentures, share of (gain) loss in investment accounted for using the equity method, revaluation (gain) loss, impairment of goodwill, and other non-operating expense. Adjusted EBITDA is a measure used by management and the Board to understand and evaluate our core operating performance and trends.

The following table presents a reconciliation of adjusted EBITDA to net (loss) income before tax, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended		Year ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Net income (loss) before tax	$10,311	$8,432	$(14,021)	$(18,287)
Depreciation and amortization	1,993	2,385	8,419	9,067
Stock-based compensation	214	580	1,938	2,478
Credit facility interest expense	1,588	1,595	6,702	6,064
Debenture and other financing expense	774	1,141	3,324	3,519
Accretion related to debentures	170	222	687	958
Share of loss in investment accounted for using the equity method	—	—	—	8,267
Revaluation gain	(13,819)	(13,600)	(1,322)	(9,628)
Other non-operating expense	852	1,988	922	5,231
Adjusted EBITDA	2,083	2,743	6,649	7,669

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Management’s Discussion and Analysis

Adjusted net loss

Adjusted net loss is a non-IFRS financial measure that we calculate as net loss before tax excluding stock-based compensation, depreciation and amortization, share of (gain) loss in investment accounted for using equity method, revaluation loss, impairment of goodwill, and other non-operating expense. This measure differs from adjusted EBITDA in that adjusted net loss includes credit facility interest expense, and debenture and other financing expense, and thus comprises more elements of the Company’s overall net profit or loss. Adjusted net loss is a measure used by management and the Board to evaluate the Company’s core financial performance.

Adjusted net loss was redefined in the current period to exclude the impact of depreciation and amortization. Depreciation and amortization are non-cash expenses, and furthermore, a significant portion of depreciation and amortization expense relates to the amortization of historical acquired intangibles, for which consideration was paid in common shares. Management considers this view to be more relevant in understanding the current nature of the business and more accurately aligns with management’s continued focus on cash flow. Prior period comparatives have also been restated as a result of the change in definition.

The following table presents a reconciliation of adjusted net income (loss) to net income (loss) before tax, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended		Year ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Net income (loss) before tax	$10,311	$8,432	$(14,021)	$(18,287)
Stock-based compensation	214	580	1,938	2,478
Depreciation and amortization	1,993	2,385	8,419	9,067
Share of loss in investment accounted for using the equity method	—	—	—	8,267
Revaluation gain	(13,819)	(13,600)	(1,322)	(9,628)
Other non-operating expense	852	1,988	922	5,231
Adjusted net loss	(449)	(215)	(4,064)	(2,872)

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Management’s Discussion and Analysis

Cash provided by operating activities before investment in gross loans receivable

Cash provided by (used in) operating activities before investment in gross loans receivable is a non-IFRS financial measure that we calculate as cash used in operating activities, less net issuance of loans receivables. The Company requires net cash outflows in order to grow its gross loans receivable, which in turn generates future growth in interest revenue. These net cash outflows are presented within the operating activities section of the consolidated statement of cash flows, whereas the economic benefits are realized over the longer term. Consequently, we consider cash provided by operating activities before investment in gross loans receivable to be a useful measure in understanding the cash flow trends inherent to our existing scale of operations, by separating out the portion of cash flows related to investment in portfolio growth.

The following table presents a reconciliation of cash provided by operating activities before investment in gross loans receivable, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended		Year ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Net cash provided by (used in) operating activities	$540	$(2,199)	$(1,271)	$(9,167)
Net issuance of loans receivable	(3,580)	(6,875)	(15,810)	(18,655)
Cash provided by operations before investment in gross loans receivable	4,120	4,676	14,539	9,488

Mogo members

Mogo members is not a financial measure. Mogo members refers to the number of individuals who have signed up for one or more of our products and services including: MogoMoney, MogoTrade, Moka services, our premium account subscription offerings, unique content, or events. People cease to be Mogo members if they do not use any of our products or services for 12 months and have a deactivated account. Reported Mogo members may overstate the number of unique individuals who actively use our products and services within a 12-month period, as one individual may register for multiple accounts whether inadvertently or in a fraudulent attempt. Customers are Mogo members who have accessed one of our revenue generating products, including MogoMoney, MogoTrade, Moka services and our premium account subscription offerings. Management believes that the size of our Mogo member base is one of the key drivers of the Company’s future performance. Our goal is to continue to grow and monetize our member base as we build our digital financial platform, launch new products and strive to build the largest digital financial brand in Canada.

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Management’s Discussion and Analysis

Results of Operations

The following table sets forth a summary of our results of operations for the three months and year ended December 31, 2024 and 2023:

($000s, except per share amounts)
	Three months ended		Year ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Total revenue	$18,042	$17,157	$71,206	$65,221
Cost of revenue	6,661	5,694	24,526	18,562
Gross profit	11,381	11,463	46,680	46,659
Technology and development	2,698	2,196	10,635	10,591
Marketing	838	1,101	4,061	3,340
Customer service and operations	2,523	2,376	10,878	10,602
General and administration	3,239	3,047	14,457	14,457
Stock-based compensation	214	580	1,938	2,478
Depreciation and amortization	1,993	2,385	8,419	9,067
Total operating expenses	11,505	11,685	50,388	50,535
Loss from operations	(124)	(222)	(3,708)	(3,876)
Credit facility interest expense	1,588	1,595	6,702	6,064
Debenture and other financing expense	774	1,141	3,324	3,519
Accretion related to debentures	170	222	687	958
Share of loss in investment accounted for using the equity method	—	—	—	8,267
Revaluation gain	(13,819)	(13,600)	(1,322)	(9,628)
Other non-operating expense	852	1,988	922	5,231
	(10,435)	(8,654)	10,313	14,411
Net income (loss) before tax	10,311	8,432	(14,021)	(18,287)
Income tax recovery	(84)	(79)	(341)	(400)
Net income (loss)	10,395	8,511	(13,680)	(17,887)
Other comprehensive income (loss):
Foreign currency translation reserve gain (loss)	16	(219)	(659)	(316)
Other comprehensive income (loss)	16	(219)	(659)	(316)
Total comprehensive income (loss)	10,411	8,292	(14,339)	(18,203)

Adjusted EBITDA(1)	2,083	2,743	6,649	7,669
Adjusted net loss(1)	(449)	(215)	(4,064)	(2,872)
Basic income (loss) per share	0.43	0.34	(0.56)	(0.72)
Diluted income (loss) per share	0.43	0.34	(0.56)	(0.72)

(1)
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Key Income Statement Components

Total revenue

The following tables summarize total revenue for the three months and year ended December 31, 2024 and 2023:

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2024	December 31, 2023	Change %	December 31, 2024	December 31, 2023	Change %
Subscription and services revenue	$11,292	$10,187	11%	$43,108	$38,785	11%
Interest revenue	6,750	6,970	(3)%	28,098	26,436	6%
Total revenue	18,042	17,157	5%	71,206	65,221	9%

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2024	December 31, 2023	Change %	December 31, 2024	December 31, 2023	Change %
Subscription and services revenue
Wealth revenue	$2,907	$2,446	19%	$10,670	$9,203	16%
Payments revenue	$2,360	$1,855	27%	$8,634	$7,166	20%
Other subscription related revenue	$6,025	$5,886	2%	$23,804	$22,416	6%
Total subscription and services revenue	$11,292	$10,187	11%	$43,108	$38,785	11%
Interest revenue	6,750	6,970	(3)%	28,098	26,436	6%
Total revenue	18,042	17,157	5%	71,206	65,221	9%

Subscription and services revenue – represents wealth, payments and other subscription related revenue. Wealth revenue includes fees related to Mogo's Intelligent Investing platform, including Moka and the Mogo trading app. Wealth also includes portfolio management fees from our asset management business. Payments revenue consists of the transaction processing fees and other charges related to Carta. Other subscription related revenue includes premium account fees, loan insurance revenue, referral fee revenue, partner lending fees, institutional brokerage revenue and other fees and charges.

Interest revenue – represents interest on our line of credit loan products.

Wealth revenue was $2.9 million for the three months ended December 31, 2024, which is a $0.5 million increase compared to $2.4 million in the same period last year. Wealth revenue was $10.7 million for the year ended December 31, 2024 which is a $1.5 million increase compared to $9.2 million in the prior year. These increases are driven by continuous enhancements to the new Intelligent Investing value proposition in the year and the resulting adjustments to our pricing model to reflect this.

Payments revenue was $2.4 million for the three months ended December 31, 2024, which is a $0.5 million increase compared to $1.9 million in the same period last year. Payments revenue was $8.6 million for the year ended December 31, 2024 which is a $1.5 million increase compared to $7.2 million in the prior year. These increases are primarily due to growth in transaction volume and changes in pricing.

Other subscription related products revenue remained relatively consistent at $6.0 million for the three months ended December 31, 2024, compared to $5.9 million in the same period last year.

Other subscription related products revenue was $23.8 million for the year ended December 31, 2024 which is a $1.4 million increase compared to $22.4 million in the prior year. This increase is primarily due to revenues from premium account fees, insurance and institutional brokerage revenue. Mogo discontinued its low margin institutional brokerage business subsequent to year end, which represented $1.6 million and $5.3 million of revenue for the three and twelve months ended December 31, 2024, respectively, and contributed a negligible operating margin.

Please refer to the “Key Performance Indicators” section for additional commentary on total revenue and subscription and services revenue.

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Management’s Discussion and Analysis

Cost of revenue

The following table summarizes the cost of revenue for the three months and year ended December 31, 2024 and 2023:

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2024	December 31, 2023	Change %	December 31, 2024	December 31, 2023	Change %
Provision for loan losses, net of recoveries	$4,971	$3,862	29%	$18,415	$13,208	39%
Transaction costs	1,690	1,832	(8)%	6,111	5,354	14%
Cost of revenue	6,661	5,694	17%	24,526	18,562	32%
As a percentage of total revenue	37%	33%		34%	28%

Cost of revenue consists of provision for loan losses, net of recoveries, and transaction costs. Provision for loan losses, net of recoveries, represents the amounts charged against income during the period to maintain an adequate allowance for loan losses. Our allowance for loan losses represents our estimate of the expected credit losses (“ECL”) inherent in our portfolio and is based on various factors including the composition of the portfolio, delinquency levels, historical and current loan performance, expectations of future performance, and general economic conditions.

Transaction costs are expenses that relate directly to the onboarding and processing of new customers, including loan system transaction fees, transaction processing costs related to our payments business, and other transaction costs related to Moka and MogoTrade, but excluding marketing costs which are reported in a separate caption.

Cost of revenue was $6.7 million for the three months ended December 31, 2024, an increase of $1.0 million compared to the same period in the prior year. Cost of revenue was $24.5 million for the year ended December 31, 2024, an increase of $5.9 million compared to the prior year.

Provision for loan losses, net of recoveries, has increased for the three months and year ended December 31, 2024 compared to the same periods in the prior year. This increase is due primarily to a higher average balance of gross loans receivable, changes in overall loan origination mix, and below average default rates in the comparative periods.

Transaction costs have decreased for the three months ended December 31, 2024 compared to the same period in the prior year. This decrease is primarily due to the realization of cost efficiencies implemented in the current periods. Transaction costs have increased for the year ended December 31, 2024 compared to the prior year, primarily due to the increase in revenue in the current period.

We believe we are adequately provisioned to absorb reasonably possible future material shocks to the loan book as a result of macroeconomic factors such as inflation and the interest rate environment. Please note that IFRS 9 requires the use of forward-looking indicators when measuring ECL, which can result in upfront recognition of expenses prior to any actual occurrence of a default event. We have applied a probability weighted approach in applying these forward-looking indicators to measure incremental ECL. This approach involved multiple stress scenarios and a range of potential outcomes. Factors considered in determining the range of ECL outcomes include varying degrees of possible length and severity of a recession, the effectiveness of collection strategies implemented to assist customers experiencing financial difficulty, and the level of loan protection insurance held by customers within our portfolio. We will continue to revisit assumptions under this methodology in upcoming quarters as economic conditions evolve.

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Management’s Discussion and Analysis

Technology and development expenses

The following table provides the technology and development expenses for the three months and year ended December 31, 2024 and 2023:

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2024	December 31, 2023	Change %	December 31, 2024	December 31, 2023	Change %
Technology and development	$2,698	$2,196	23%	$10,635	$10,591	0%
As a percentage of total revenue	15%	13%		15%	16%

Technology and development expenses consist primarily of personnel and related costs of our product development, business intelligence, and information technology infrastructure employees. Associated expenses include hosting costs and software licenses, professional services, expenses related to the development of new products and technologies and maintenance of existing technology assets.

Technology and development expenses were $2.7 million for the three months ended December 31, 2024, which is a $0.5 million increase compared to $2.2 million in the same period last year. This increase is related to our previously announced investment in migrating our Carta payments platform, as well as portions of our Mogo platform to Oracle Cloud Infrastructure ("OCI"). Additionally, we continued to increase investments into our digital wealth platform.

Technology and development expenses were $10.6 million for the year ended December 31, 2024 which is consistent with the prior year.

Marketing expenses

The following table provides the marketing expenses for the three months and year ended December 31, 2024 and 2023:

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2024	December 31, 2023	Change %	December 31, 2024	December 31, 2023	Change %
Marketing	$838	$1,101	(24)%	$4,061	$3,340	22%
As a percentage of total revenue	5%	6%		6%	5%

Marketing expenses consist of salaries and personnel‑related costs, direct marketing and advertising costs related to online and offline customer acquisition (paid search advertising, search engine optimization costs, and direct mail), public relations, promotional event programs and corporate communications.

Marketing expenses were $0.8 million for the three months ended December 31, 2024, a decrease of $0.3 million compared to $1.1 million in the same period last year. The Company decreased its marketing spend on lending, which was partially offset by an increase in marketing spend on the wealth business.

Marketing expenses were $4.1 million for the year ended December 31, 2024, which is an increase of $0.8 million compared to $3.3 million in the prior year. The Company increased marketing spend in 2024 compared to 2023 to help drive growth in subscription and services revenue, in particular related to wealth revenue.

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Management’s Discussion and Analysis

Customer service and operations expenses

The following table provides the customer service and operations (“CS&O”) expenses for the three months and year ended December 31, 2024 and 2023:

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2024	December 31, 2023	Change %	December 31, 2024	December 31, 2023	Change %
Customer service and operations	$2,523	$2,376	6%	$10,878	$10,602	3%
As a percentage of total revenue	14%	14%		15%	16%

CS&O expenses consist primarily of salaries and personnel‑related costs for customer support, payment processing and collections employees. Associated expenses include third-party expenses related to credit data sources and collections.

CS&O expenses increased for the three months and year ended December 31, 2024. The increase is primarily due to investments into supporting the customer experience and overall growth in users.

General and administration expenses

The following table provides the general and administration (“G&A”) expenses for the three months and year ended December 31, 2024 and 2023:

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2024	December 31, 2023	Change %	December 31, 2024	December 31, 2023	Change %
General and administration	$3,239	$3,047	6%	$14,457	$14,457	0%
As a percentage of total revenue	18%	18%		20%	22%

G&A expenses consist primarily of salary and personnel related costs for our corporate, finance and accounting, credit analysis, underwriting, legal and compliance, fraud detection and human resources employees. Additional expenses include consulting and professional fees, insurance, legal fees, occupancy costs, travel and other corporate expenses.

G&A expenses were $3.2 million for the three months ended December 31, 2024, an increase of $0.2 million compared to $3.0 million in the same period last year, this increase is primarily due to general consulting costs.

G&A expenses were $14.5 million for the year ended December 31, 2024 which is consistent with the prior year.

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Management’s Discussion and Analysis

Stock-based compensation and depreciation and amortization

The following table summarizes the stock-based compensation and depreciation and amortization. Expenses for the three months and year ended December 31, 2024 and 2023 were as follows:

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2024	December 31, 2023	Change %	December 31, 2024	December 31, 2023	Change %
Stock-based compensation	$214	$580	(63)%	$1,938	$2,478	(22)%
Depreciation and amortization	1,993	2,385	(16)%	8,419	9,067	(7)%
	2,207	2,965	(26)%	10,357	11,545	(10)%
As a percentage of total revenue	12%	17%		15%	18%

Stock-based compensation represents the fair value of stock options granted to employees and directors measured using the Black-Scholes valuation model and amortized over the vesting period of the options. Depreciation and amortization is principally related to the amortization of intangible assets relating to internally capitalized development costs related to our technology platform, and technology, licenses and customer relationships acquired in the acquisitions of Carta, Moka and Fortification in 2021. Stock-based compensation and depreciation and amortization are all non-cash expenses.

Stock-based compensation decreased to $0.2 million in the three months ended December 31, 2024 compared to $0.6 million in the same period last year. Stock-based compensation decreased to $1.9 million in the year ended December 31, 2024 compared to $2.5 million in the same period last year. The decrease in stock-based compensation is driven by the forfeitures of options as well as the granting of fewer options in the current year.

Depreciation and amortization decreased to $2.0 million in the three months ended December 31, 2024 compared to $2.4 million in the same period last year. Depreciation and amortization decreased to $8.4 million in the year ended December 31, 2024 compared to $9.1 million in the prior year. There was no significant additions to property plant and equipment compared to prior year. Additionally, investment in intangibles required by Mogo has decreased significantly to $3.2 million a year in each of 2024 and 2023, compared to $7.5 million in 2022. This has contributed to a gradual decline in amortization expense.

Credit facility interest expense

The following table provides a breakdown of credit facility interest expense for the three months and year ended December 31, 2024 and 2023:

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2024	December 31, 2023	Change %	December 31, 2024	December 31, 2023	Change %
Credit facility interest expense	$1,588	$1,595	(0)%	$6,702	$6,064	11%
As a percentage of total revenue	9%	9%		9%	9%

Credit facility interest expense relates to the costs incurred in connection with our credit facility. It includes interest expense and the amortization of deferred financing costs.

Credit facility interest expense was $1.6 million the three months ended December 31, 2024, which is consistent with the same period in the prior year.

Credit facility interest expense increased for the year ended December 31, 2024 compared to the prior year. The increase is primarily due to a higher average balance drawn on the credit facility in the current year.

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Management’s Discussion and Analysis

Other expenses (income)

The following table provides a breakdown of other expenses (income), excluding credit facility interest expense, by type for the three months and year ended December 31, 2024 and 2023:

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2024	December 31, 2023	Change %	December 31, 2024	December 31, 2023	Change %
Debenture and other financing expense	$774	$1,141	(32)%	$3,324	$3,519	(6)%
Accretion related to debentures	170	222	(23)%	687	958	(28)%
Share of loss in investment accounted for using the equity method	—	—	n/a	—	8,267	(100)%
Revaluation gain	(13,819)	(13,600)	2%	(1,322)	(9,628)	(86)%
Other non-operating expense	852	1,988	(57)%	922	5,231	(82)%
Total other (income) expenses	(12,023)	(10,249)	17%	3,611	8,347	(57)%
As a percentage of total revenue	(67)%	(60)%		5%	13%

Total other income was $12.0 million for the three months ended December 31, 2024, which is an increase of $1.8 million compared to $10.2 million for the same period last year. The increase was primarily driven by a decrease in other non-operating expenses in Q4 2024 related to restructuring which were not incurred into the current period ended December 31, 2024.

Total other expenses (income) were an expense of $3.6 million for the year ended December 31, 2024, which is a decrease of $4.7 million compared to an expense of $8.3 million for the prior year. The decrease in total other expenses was primarily driven by a prior year loss in our Coinsquare investment accounted for under the equity method of $8.3 million which did not recur in 2024. Other non-operating expenses decreased by $4.3 million compared to the prior year. Prior year expenses primarily consists of restructuring charges and impairment of assets related to the sublease of our Vancouver office. No such items were recognized in the current year.

Revaluation gain was $13.8 million for the three months ended December 31, 2024 compared to $13.6 million in the same period last year. Revaluation gain in both periods is due to the revaluation on the Company's marketable securities and investment portfolio. Revaluation gain was $1.3 million for the year ended December 31, 2024 compared to $9.6 million in the prior year. The variance is primarily attributable to a gain in investment portfolio and marketable securities of $0.7 million in the current year, compared to $9.6 million in the same period last year.

Other non-operating expense was $0.9 million for the three months ended December 31, 2024 compared to other non-operating expense of $2.0 million in the same period last year. Other non-operating expense decreased to $0.9 million for the year ended December 31, 2024 compared to $5.2 million in the prior year. As discussed above, prior year expenses primarily consists of restructuring charges which were not incurred into the current period ended December 31, 2024.

Debenture and other financing expense primarily consists of interest expense related to our debentures and interest expense related to our lease liabilities resulting from the adoption of IFRS 16. Debenture and other financing expense decreased for the three months and year ended December 31, 2024 largely due to a lower outstanding debenture balance.

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Management’s Discussion and Analysis

Other comprehensive (loss) income

The following table provides a breakdown of other comprehensive income by type for the three months and year ended December 31, 2024 and 2023:

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2024	December 31, 2023	Change %	December 31, 2024	December 31, 2023	Change %
Foreign currency translation reserve gain (loss)	16	(219)	(107)%	(659)	(316)	109%
Other comprehensive income (loss)	16	(219)	(107)%	(659)	(316)	109%

Total other comprehensive (loss) income consisting of foreign currency translation reserve (loss) gain was $0.02 million gain for the three months ended December 31, 2024 compared to other comprehensive loss of $0.2 million in the same period last year. These gains and losses are due to fluctuations in foreign currency exchange rates across the periods.

Total other comprehensive loss consisting of foreign currency translation reserve loss was $0.7 million for the year ended December 31, 2024 compared to other comprehensive loss of $0.3 million in the prior year. These gains and losses are due to fluctuations in foreign currency exchange rates across the periods.

From the date of the acquisition of Carta in Q1 2021 and Moka in Q2 2021, the Company consolidates foreign operations with functional currencies that are different from the presentation currency of the Company's consolidated financial statements. The assets and liabilities of foreign operations are translated to CAD using exchange rates at the reporting date whilst their income and expenses are translated to CAD using average monthly exchange rates. Foreign currency differences arising are recognized in other comprehensive income.

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Management’s Discussion and Analysis

Selected Quarterly Information

($000s, except per share amounts)
	2024				2023
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Income Statement Highlights
Total revenue	$18,042	$17,685	$17,553	$17,925	$17,157	$16,180	$16,008	$15,877
Loss from operations	(124)	(398)	(1,296)	(1,889)	(222)	(843)	(1,161)	(1,647)
Other income (expenses), including taxes	10,519	(7,714)	(11,055)	(1,721)	8,733	(8,661)	(8,847)	(5,237)
Net income (loss)	10,395	(8,112)	(12,351)	(3,610)	8,511	(9,504)	(10,008)	(6,884)
Net income (loss) per common share (basic)	0.43	(0.33)	(0.51)	(0.15)	0.34	(0.38)	(0.39)	(0.27)
Net income (loss) per common share (fully diluted)	0.43	(0.33)	(0.51)	(0.15)	0.34	(0.38)	(0.39)	(0.27)
Non-IFRS Financial Measures(1)
Adjusted EBITDA	2,083	2,147	1,372	1,048	2,743	2,066	1,844	1,019
Adjusted net loss	(449)	(540)	(1,483)	(1,592)	(215)	(215)	(714)	(1,485)
Cash provided by (used in) operations before investment in gross loans receivable	4,120	4,830	3,777	1,815	4,676	2,619	2,129	67

(1)
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

Key Quarterly Trends

Beginning in Q1 2023, revenues have generally trended upwards, representing a return to growth in the Company’s primary revenue streams of wealth, payments, and lending.

Loss from operations decreased quarter over quarter from Q1 2023 to Q4 2023, with significant decreases in operating expenses while managing impacts on revenue. Loss from operations increased in the first half of 2024 due to higher growth investment in our wealth and payments business segments. The Company also experiences seasonally higher expenses in Q1 compared to Q4 contributing to the increase in net loss. Loss from operations decreased further in Q3 and Q4 2024 as a result of increased revenues and efficiency improvements in the second half of 2024.

In 2023, changes in other expenses primarily related to losses on investments and restructuring charges. In Q4 2023, there was a significant increase in other income primarily due to a revaluation gain on our investment in WonderFi. In 2024, fluctuations in the revaluation of WonderFi contributed significantly to movements in other income (expenses).

Adjusted EBITDA improved steadily over 2023, as we placed a significant emphasis on operating efficiency and margin improvement. Adjusted EBITDA was lower in Q1 and Q2 2024, as we shifted our balance back towards driving revenue growth while maintaining positive Adjusted EBITDA. Adjusted EBITDA increased in the second half of 2024, primarily driven by higher revenues in each of our core business segments of wealth, payments, and lending, and better operating efficiencies resulting in lower operating expenses.

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Management’s Discussion and Analysis

Summary of Annual Results

($000s, except percentages and per share amounts)
	Year ended
	December 31, 2024	December 31, 2023	December 31, 2022	% change 2024 vs 2023	% change 2023vs 2022
Financial Statement Highlights
Total revenue	$71,206	$65,221	$68,949	9%	(5)%
Net loss	(13,680)	(17,887)	(165,678)	(24)%	(89)%
Net loss per common share (basic and fully diluted)	(0.56)	(0.72)	(2.17)	(22)%	(67)%
Total assets	189,648	207,763	221,494	(9)%	(6)%
Total liabilities	108,431	114,039	110,608	(5)%	3%
Non-IFRS Financial Measures(1)
Adjusted EBITDA	6,649	7,669	(12,227)	(13)%	(163)%
Adjusted net loss	(4,064)	(2,872)	(21,341)	42%	(87)%
Cash provided by (used in) operations before investment in gross loans receivable	14,539	9,488	(10,617)	53%	(189)%

(2)
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

Key Annual Trends

Total revenue increased from 2023 to 2024 which was driven by increases in the Company’s primary revenue streams of lending, wealth, and payments. From 2022 to 2023 we experienced a decrease in total revenue as a result of the elimination of sub-scale revenue streams to drive stronger profitability in the future.

Net loss continued to improve in 2024 due to the increase in revenue described above and higher 2023 losses on equity-accounted investments and other non-operating expenses. Net loss improved significantly in 2023 over 2022, driven largely by operating efficiency improvement initiatives, and the absence of certain impairments that occurred in 2022.

The decrease in total assets from 2023 to 2024 is primarily attributable to overall net losses in the business, as well as paying down the principal of outstanding debentures and credit facility. The decrease in total assets from 2022 to 2023 is primarily attributable to overall net losses in the business, which improved significantly compared to the prior year.

Total liabilities decreased from 2023 to 2024 primarily due to a decrease in the outstanding principal amount of the debentures and lease liabilities. Total liabilities increased slightly from 2022 to 2023 primarily due to increases in advances on the credit facility.

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Management’s Discussion and Analysis

Key Balance Sheet Components

The following table provides a summary of the key balance sheet components as at December 31, 2024 and December 31, 2023:

($000s)	As at
	December 31, 2024	December 31, 2023
Cash and cash equivalent	$8,530	$16,133
Total assets	189,648	207,763
Total liabilities	108,431	114,039

Total assets decreased by $18.2 million during the three months and year ended December 31, 2024. The decrease is primarily attributable to overall net losses in the business, as well as paying down the principal of outstanding debentures and credit facility.

Total liabilities decreased by $5.6 million during the three months and year ended December 31, 2024. The decrease is primarily due to a decrease in debentures and lease liabilities.

Loans receivable

The following table provides a breakdown of loans receivable as at December 31, 2024 and December 31, 2023:

($000s)	As at
	December 31, 2024	December 31, 2023
Gross loans receivable	$72,696	$74,272
Allowance for loan losses	(14,076)	(12,555)
Net loans receivable	58,620	61,717

The gross loans receivable portfolio was $72.7 million as at December 31, 2024, which is a decrease of $1.6 million compared to the balance as at December 31, 2023.

The following table provides a reconciliation of changes in our loan loss allowance for the year ended December 31, 2024 and the year ended December 31, 2023:

($000s)	As at
	December 31, 2024	December 31, 2023
Allowance for loan losses, beginning of period	$12,555	$13,073
Provision for loan losses	18,414	13,778
Loans charged-off	(16,893)	(14,296)
Allowance for loan losses, end of period	14,076	12,555

The allowance for loan losses is reported on the Company’s balance sheet and is netted against gross loans receivable to arrive at the net loans receivable. The allowance for loan losses represents our estimate of the ECL inherent in our loan portfolio. Refer to Note 4 of the annual consolidated financial statements for a breakdown of gross loans receivable and allowance for loan losses by aging category based on their IFRS 9 ECL measurement stage. The Company assesses its allowance for loan losses at each reporting date. Changes in the provision for loan losses, net of recoveries, are recorded as a cost of revenue in the consolidated statements of operations and comprehensive income (loss).

The allowance for loan losses as a percentage of gross loans receivable increased to 19.4% as at December 31, 2024 from 16.9% as at December 31, 2023. This was driven by certain, factors including changes in overall loan origination mix, and below average default rates in the comparative periods.

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Management’s Discussion and Analysis

The allowance methodology includes a factor in respect of potential future losses arising from macroeconomic indicators, which is a requirement under IFRS 9 to consider forward-looking indicators in determining the allowance. We believe that the related allowance is adequate to absorb reasonably possible changes to economic conditions that impact the loan book. It should be noted that this allowance has already been reflected in our provision for loan losses in the consolidated statements of operations and comprehensive income (loss). Refer to the “Cost of revenue” section above for further discussion on the provision for loan losses.

The Company reserves and charges off consumer loan amounts to the extent that there is no reasonable expectation of recovery once the loan or a portion of the loan has been classified as past due for more than 180 consecutive days. Recoveries on loan amounts previously charged off are credited against loans receivable and provision for loan losses when collected.

In the opinion of management, the Company has provided adequate allowances to absorb expected credit losses inherent in its loan portfolio based on available and relevant information affecting the loan portfolio at each balance sheet date. The Company cannot guarantee that delinquency and loss levels will correspond with the historical levels experienced and there is a risk that delinquency and loss rates could change significantly.

Transactions with Related Parties

Related party transactions during the three months and year ended December 31, 2024 include transactions with debenture holders that incur interest. The related party debentures balance as at December 31, 2024 totaled $0.1 million (December 31, 2023 – $0.3 million). The debentures bear annual coupon interest of 8.0% (December 31, 2023 – 8.0%) with interest expense for the three months and year ended December 31, 2024 totaling $3,000 and $14,000 respectively (December 31, 2023 – $6,000 and $24,000 respectively). The related parties involved in such transactions include shareholders, officers, directors, and management, close members of their families, or entities which are directly or indirectly controlled by close members of their families. The debentures are ongoing contractual obligations that are used to fund our corporate and operational activities.

In the year ended December 31, 2024, the Company incurred $88,000 of sponsorship expenses (December 31, 2023 – $175,000) with a company owned by a director of Mogo.

Key management personnel (“KMP”) are those persons having authority and responsibility for planning, directing, and controlling the activities of the entity, directly or indirectly. Key management personnel consist of directors and executive officers.

Aggregate compensation of KMP recorded as expenses in the consolidated statement of operations and comprehensive income (loss) during the year consisted of:

($000s)	Year ended
	December 31, 2024	December 31, 2023
Salary and short – term benefits	1,387	1,940
Stock-based compensation	874	1,278
Termination benefits	—	163
	2,261	3,381

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Management’s Discussion and Analysis

Off‑Balance Sheet Arrangements

The Company has no off‑balance sheet arrangements that have, or are likely to have, a current or future material effect on our consolidated financial position, financial performance, liquidity, capital expenditures or capital resources.

Liquidity and Capital Resources

The Company’s objectives when managing capital are to maintain financial flexibility in order to preserve its ability to meet financial obligations and continue as a going concern, and to deploy capital to provide future investment return to its shareholders. A detailed description of the Company’s approach to capital management and risk management policy for managing liquidity risk is outlined in Note 24 in the Company’s annual consolidated financial statements for the year ended December 31, 2024. The Company has assessed that it has adequate resources to continue as a going concern for the foreseeable future, which management has defined as being at least the next 12 months. The Company monitors its cash position and cash flow on a regular basis, and may monetize certain marketable securities and investments in the next 12 months to reinforce its cash position, should management consider it necessary.

To date the Company has funded its lending and investing activities, expenses and losses primarily through the proceeds of its initial public offering which raised $50 million in 2015, subsequent issuances of common shares of the Company, convertible debentures, warrants, prior private placements of preferred shares, placements of debentures, credit facilities, and cash from operating activities. The business combination between the Company and Mogo Finance in the second quarter of 2019 also added to the Company’s capital resources and strengthened its financial position with an investment portfolio and marketable securities which the Company is actively seeking to monetize. Following investments made after the business combination, the value of Mogo’s investments and marketable securities, including our investment in WonderFi, was $38.1 million as at December 31, 2024.

We manage our liquidity by continuously monitoring revenues, expenses and cash flow compared to budget. Our principal cash requirements are for working capital, loan capital and investing activities. Our future financing requirements will depend on many factors including our growth rate, product development investments, increase in marketing activities, investment levels in our gross loans receivables, the macroeconomic conditions and their impact on loan performance, and potential mergers, strategic investments and acquisitions activity. Management expects that they will be able to refinance any outstanding amounts owing under the credit facility or our long-term debentures and may at times consider the issuance of shares in satisfaction of amounts owing under debentures, in each case as they become due and payable. The debentures are subordinated to the credit facility.

On November 6, 2023, due to the expiry of our previous short-form base shelf prospectus, we filed a new short-form base shelf prospectus with the securities commissions in each of the provinces and territories of Canada, except Quebec. This shelf prospectus allows Mogo to offer common shares, preferred shares, debt securities, and warrants to purchase common shares, preferred shares or debt securities up to an aggregate offering price of USD $250,000,000 for the 25-month period after filing.

In order to support its growth strategy, the Company gives consideration to additional financing options including accessing the capital markets for additional equity or debt, monetization of our investment portfolio and marketable securities, increasing the amount of long-term debt outstanding or increasing availability under existing or new credit facilities.

Although we are not currently party to any material undisclosed agreement and do not have any understanding with any third parties with respect to potential material investments in, or material acquisitions of, businesses or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favourable to us or at all.

In February 2025, we amended our credit facility. The amendment changed the effective interest rate from 8% plus SOFR, to 7% plus SOFR, and extends the maturity date from January 2026 to January 2029.

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Management’s Discussion and Analysis

Cash Flow Summary

The following table provides a summary of cash inflows and outflows by activity for the three months and year ended December 31, 2024 and 2023:

($000s)
	Three months ended		Year ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Cash provided by operating activities before changes in working capital (1)	$4,415	$3,470	$15,110	$9,900
Other changes in working capital (1)	(295)	1,206	(571)	(412)
Cash provided by operating activities before changes in loans receivable	4,120	4,676	14,539	9,488
Cash invested in loans receivable	(3,580)	(6,875)	(15,810)	(18,655)
Cash provided by (used in) operating activities	540	(2,199)	(1,271)	(9,167)
Cash used in investing activities	(798)	(982)	(2,794)	(3,086)
Cash (used in) provided by financing activities	(974)	1,581	(3,517)	(861)
Effect of exchange rate fluctuations	(3)	18	(21)	(21)
Net decrease in cash for the period	(1,235)	(1,582)	(7,603)	(13,135)

(1)
This is a non-IFRS measure. The above table includes a reconciliation to cash (used in) generated from operating activities which is the most comparable IFRS measure.

The reduction in the net decrease in cash for three months and year ended December 31, 2024 against the comparative periods was primarily due to improvements in operating efficiency and increased revenue in the current periods.

Cash provided by (used in) operating activities

Our operating activities consist of our subscription and services revenue inflows, our cash operating and interest expense outflows, as well as the funding and servicing of our loan products, including the receipt of principal and interest payments from our loan customers, and payment of associated direct costs and receipt of associated fees.

Cash provided by operating activities before investment in gross loans receivables was $4.1 million for the three months ended December 31, 2024, which is a $0.6 million decrease compared to $4.7 million in the same period last year. The decrease was primarily due to more favourable working capital timing in the prior period, offset by higher revenues in the current period.

Cash provided by operating activities before investment in gross loans receivables was $14.5 million for the year ended December 31, 2024, a $5.0 million improvement compared to $9.5 million in the prior year. The change was primarily due to an increase in revenue.

Cash invested in loans receivable was a $3.6 million outflow in the three months ended December 31, 2024 compared to a $6.9 million outflow in the same period last year. Management maintains complete discretion over the ability to manage this as either a usage of cash or an inflow of cash from period to period.

Cash provided by operating activities was $0.5 million for the three months ended December 31, 2024, which is an improvement of $2.7 million compared to net cash used in operating activities of $2.2 million in the same period last year. The change was primarily due to an increase in revenue and lower net investment in loan receivables.

Cash used in operating activities was $1.3 million for the year ended December 31, 2024 which is an improvement of $7.9 million compared to $9.2 million in the prior year. The improvement was primarily due to the same reasons noted above.

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Management’s Discussion and Analysis

Cash used in investing activities

Our investing activities consist primarily of capitalization of software development costs, purchases of property, equipment and software, investment and sale of our digital assets, monetization of our investment portfolio and marketable securities. The cash flow may vary from period to period due to the timing of the expansion of our operations, changes in employee headcount and the development cycles of our internal‑use technology.

Cash used in investing activities in the three months ended December 31, 2024 was $0.8 million compared to $1.0 million in the same period last year. The decrease in cash used in investing activities is primarily due decreased investment in intangible assets and a decrease in the purchases of property and equipment. Cash used in investing activities in the year ended December 31, 2024 was fairly consistent at $2.8 million compared to $3.1 million in the prior year. The slight decrease in cash used in investing activities is primarily due to net inflows from the sale of marketable securities and investment portfolio in the year.

Cash provided by (used in) financing activities

Historically, our financing activities have consisted primarily of the issuance of our common shares, debentures, convertible debentures, and borrowings and repayments on our credit facilities.

Cash used in financing activities in the three months ended December 31, 2024 was $1.0 million compared to cash provided by financing activities of $1.6 million for the same period last year. The decrease is due to $2.4 million of draws on the Company's credit facility in prior period compared to $0.3 million of repayments in the current period. Cash used in financing activities in the year ended December 31, 2024 was $3.5 million compared to $0.9 million for the prior year. The increase is due to $3.2 million of net draws on the Company's credit facility in prior period compared to $0.6 million of net repayments in the current period.

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Management’s Discussion and Analysis

Contractual Obligations

The following table shows contractual obligations as at December 31, 2024. As noted in the business highlights, the maturity date of the credit facility was extended to 2029 subsequent to year-end. The maturity date of the debentures was also extended to 2029 by virtue of their subordination to the credit facility. Management will continue to refinance any outstanding amounts owing under the credit facility or our long-term debentures as they become due and payable.

($000s)	2025	2026	2027	2028
Commitments - operational
Lease payments	1,137	1,009	588	—
Trade payables	4,515	—	—	—
Accrued wages and other expenses	17,435	—	—	—
Other purchase obligations	812	584	642	221
Interest – credit facility	—	6,134	—	—
Interest – Debentures	3,012	683	—	—
	26,911	8,410	1,230	221
Commitments – principal repayments
Credit facility(3)	—	48,792	—	—
Debentures (1)(3)	2,113	33,144	—	—
	2,113	81,936	—	—
Total contractual obligations	29,024	90,346	1,230	221

Disclosure of Outstanding Shares

The authorized capital of Mogo consists of an unlimited number of common shares without par value and an unlimited number of preferred shares, issuable in one or more series. As of March 20, 2024, no preferred shares have been issued and the following common shares, and rights to acquire common shares were outstanding:

Class of Security	Number outstanding (in 000s) as at March 20, 2025
Common shares	24,472
Stock options	2,754
Restricted share units	-
Common share purchase warrants (2)	1,788

(1)
The debenture principal repayments are payable in either cash or common shares of Mogo at Mogo’s option. The number of common shares required to settle the principal repayments is variable based on the Company's share price at the repayment date. The debentures are subordinated to the credit facility which has the effect of extending the maturity date of the debentures to the later of contractual maturity or the maturity date of the credit facility.
(2)
Common share purchase warrants include the 1,018,519 warrants accounted for as a derivative financial liability. These warrants expire in June 2025. Refer to Note 25 of the consolidated financial statements for the year ended December 31, 2024.
(3)
The maturity date of these commitments were extended to 2029 subsequent to year-end.

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Management’s Discussion and Analysis

Risk Management

In the normal course of business, the Company is exposed to financial risk that arises from a number of sources. Management’s involvement in operations helps identify risks and variations from expectations. As a part of the overall operation of the Company, management takes steps to avoid undue concentrations of risk. The Company’s significant risk and related policies are described further in the notes to the Company’s annual consolidated financial statements for the year ended December 31, 2024.

Other risks

As part of the Federal Budget released in March 2023, the Government of Canada announced its intention to amend section 347 of the Criminal Code and reduce the maximum allowable interest rate from 60% to 35% annual percentage rate ("APR"). On May 31, 2024, the governor general in counsel announced that the amendments to section 347 of the Criminal Code reducing the maximum criminal interest rate to 35 percent APR would be effective January 1, 2025. Agreements entered into before the coming into force date of January 1, 2025 are not impacted. The new reduced rate is only applicable to agreements entered into as of January 1, 2025. The Company has made the necessary adjustments to product offerings to comply with the new rate requirements.

As changes in our business environment or investment strategy occur, we may adjust our strategies to meet these changes, which may include restructuring a particular business or asset or refocusing on different sectors of our investment portfolio and marketable securities. In addition, external events, including changing technology, changing consumer patterns, changing market sentiment, and changes in macroeconomic condition, including the volatility and uncertainty in financial markets (including cryptocurrency markets), may impair the value of some or all of our assets or require us to take a charge against such assets, including our investment in WonderFi. When these changes or events occur, we may need to write down the value of certain assets or the overall value of our investment portfolio and marketable securities. We may also make investments in existing or new businesses in order to build on or diversify our investment portfolio and marketable securities. Some of these investments may have short-term returns that are negative or low and the ultimate prospects of those investments in our portfolio may be uncertain, volatile or may not develop at a rate that supports our level of investment. In any of these events, we may have significant charges associated with the write-down of assets or certain asset classes such as cryptocurrency or technology company investments.

Other risks facing our business, and that could cause actual results to differ materially from current expectations may include, but are not limited to, risks and uncertainties that are discussed in greater detail in the "Risk Factors" section of our current annual information form for the year ended December 31, 2024 and elsewhere in this MD&A.

Capital management

Our objective in managing our capital is financial stability and sufficient liquidity to increase shareholder value through organic growth and investment in technology, marketing and product development. Our senior management team is responsible for managing the capital through regular review of financial information to ensure sufficient resources are available to meet operating requirements and investments to support our growth strategy. The Board is responsible for overseeing this process. In order to maintain or adjust our capital structure, we may issue new shares, repurchase shares, approve special dividends, or issue debt.

Critical Accounting Estimates

The preparation of the consolidated financial statements requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, and the reported amount of revenues and expenses during the period. Actual results may differ from these estimates. Estimates, assumptions, and judgments are reviewed on an ongoing basis. Revisions to accounting estimates are recognized on a prospective basis beginning from the period in which they are revised.

Significant estimates and judgments include the determination of allowance for loan losses, fair value of privately held investments, valuation of goodwill acquired in business combinations, and impairment testing of intangible assets and goodwill which are described further in the notes to the Company’s consolidated financial statements for the year ended December 31, 2024.

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Management’s Discussion and Analysis

Changes in Accounting Policies including Initial Adoption

Material accounting policies

The accounting policies are described in the Company's annual consolidated financial statements for the year ended December 31, 2024.

New and amended standards and interpretations

In January 2020, the IASB issued Classification of liabilities as current or non-current (Amendments to IAS 1). The amendments are effective for reporting periods beginning on or after January 1, 2024. This standard, which was adopted as of January 1, 2024, did not have a material impact on the consolidated financial statements.

Controls and Procedures

The Company’s Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") are responsible for establishing and maintaining disclosure controls and procedures for the Company. The Company maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. The CEO and CFO have evaluated the design of the Company’s disclosure controls and procedures at the end of the quarter and based on the evaluation, the CEO and CFO have concluded that the disclosure controls and procedures are effectively designed.

Internal Controls over Financial Reporting

The Company’s internal controls over financial reporting (“ICFR”) are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s management is responsible for establishing and maintaining adequate ICFR for the Company. Management, including the CEO and CFO, does not expect that the Company’s ICFR will prevent or detect all errors and all fraud or will be effective under all future conditions. A control system is subject to inherent limitations and even those systems determined to be effective can provide only reasonable, but not absolute, assurance that the control objectives will be met with respect to financial statement preparation and presentation. The Company’s management under the supervision of the CEO and CFO has evaluated the design of the Company’s ICFR based on the Internal Control – Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission.

As at December 31, 2024, management assessed the design and operating effectiveness of the Company’s ICFR and concluded that such ICFR is appropriately designed and operating effectively. There have been no changes in the Company's ICFR during the period that have materially affected, or are likely to materially affect, the Company's ICFR.

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